Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust enters into an Arrangement Agreement to acquire
     Endev Energy Inc.

     CALGARY, May 21 /CNW/ - (TSX-PWT.UN; NYSE-PWE) Penn West Energy Trust
("Penn West") and (TSX-ENE) Endev Energy Inc. ("Endev") jointly announce that they have entered into an Arrangement Agreement whereby Penn West will acquire all of the outstanding shares of Endev.
     The acquisition will be accomplished through a Plan of Arrangement (the
"Arrangement") wherein each Endev share will be exchanged for 0.041 of a Penn
West trust unit. Including the assumption of Endev's debt, the total acquisition cost is expected to be approximately $170 million. Based on closing prices on May 20, 2008 this exchange ratio equates to a price of $1.41 per Endev share and represents an 18.5 percent premium to today's closing market price. The Arrangement will provide Endev shareholders enhanced liquidity and ownership in a large, oil-weighted energy trust with stable distributions, strong growth prospects and the ability to accelerate the exploitation of Endev's prospect inventory. It is expected that approximately
3.9 million Penn West trust units will be issued to effect the Arrangement.
Completion of the Arrangement, which is anticipated to occur in mid to late
July 2008, is subject to, among other things, the approval of at least
66 2/3 percent of the Endev shareholders who vote at a special meeting to be held in mid to late July 2008, and receipt of all necessary regulatory and stock exchange approvals. The Board of Directors of Endev has unanimously
(except for the abstention of John Brussa who is a director of both Penn West and Endev) determined that the proposed Arrangement is in the best interests of and fair to Endev and its shareholders and recommends that Endev shareholders vote in favour of the Arrangement at the upcoming special meeting. Each of the directors and officers of Endev has entered into a
Support Agreement pursuant to which they have agreed to vote in favour of the
Arrangement, subject to the terms of such agreements.
     The transaction is expected to add current production of approximately
3,500 barrels of oil equivalent per day to Penn West's production base, with
Endev's current production weighted approximately 78 percent to natural gas and 22 percent to light oil and natural gas liquids. Based upon the closing unit and share prices of Penn West and Endev on May 20, 2008, the arrangement yields a price of approximately $49,000 per flowing barrel of oil equivalent.
     Endev's primary property is located near Majorville in southeast Alberta and complements existing Penn West operations in the area. Through this acquisition, Penn West will also add approximately 100,000 net undeveloped acres to its land base.
     FirstEnergy Capital Corp. is acting as exclusive financial advisor to
Endev with respect to this transaction and has advised the Board of Directors of Endev that, subject to review of definitive legal agreements, they are of the opinion, as of the date hereof, that the consideration to be received by the Endev shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Endev shareholders. The Arrangement Agreement prohibits Endev from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for
Penn West to match competing, unsolicited proposals and, subject to certain conditions, provides for a $5 million termination fee payable by Endev to Penn
West.

     Forward-looking statements

     In the interest of providing Penn West's unitholders, Endev's shareholders and potential investors with information regarding Penn West and
Endev, including management's assessment of the future plans and operations of
Penn West and Endev, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast",
"may", "will", "project", "could", "plan", "intend", "should", "believe",
"outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or
"resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the expectations of the management of the proposed acquisition of Endev
Energy Inc., including the timing of completion of the acquisition, operating and financial metrics of the acquisition, potential synergies realized through the transaction and the effect on Penn West's production, cash flow, reserves, undeveloped land position and tax pools.
     Although Penn West and Endev believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West and Endev do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Barrels of oil equivalent

     Barrels of oil equivalent (boe) is calculated using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ration of
6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, CEO, Phone: (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com; ENDEV ENERGY INC.,
400 - 777 8th Avenue S.W., Calgary, Alberta, T2P 3R5, Website:
www.endevenergy.com, Toll-free: 1-888-750-2677, Phone: (403) 750-2600, Fax:
(403) 265-1795; Cameron MacGillivray, President and Chief Executive Officer,
Phone: (403) 750-2604/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE ENE.)

CO:  Penn West Energy Trust; Endev Energy Inc.

CNW 08:00e 21-MAY-08